

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2020

Todd A. Norbe
President and Chief Executive Officer
BIOLASE, Inc.
4 Cromwell
Irvine, California 92618

      Re: BIOLASE, Inc.
               Registration Statement on Form S-1
               Filed June 3, 2020
               File No. 333-238914

Dear Mr. Norbe:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at (202) 551-6761 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Angela M. Dowd